

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Marc Lasky
Chief Executive Officer
Fernhill Corp
3773 Howard Hughes Pkwy
Suite 500S
Las Vegas, NV 89169

      Re: Fernhill Corp
          Amendment No. 3 to Offering Statement on Form 1-A
          Filed November 22, 2021
          File No. 024-11630

Dear Mr. Lasky:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A Amendment 3 file November 22, 2021

Financial Statements, page F-1

1. Please tell us how you determined that it was not necessary to include financial statements of Qandlestick LLC pursuant to Rule 8-04 of Regulation S-X.

       You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Real Estate & Construction

cc: Jeff Turner, Esq.